October 11, 2013

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Visualant, Incorporated
Amendment No. 5 to Registration Statement on Form S-1
Filed October 10, 2013
File No. 333-189788

Dear Mr. Mancuso:

Reference is made to our discussion of this morning where two requests were made by the Staff for post effective amendments (the “Staff’s Requested Changes”) to Visualant, Incorporated (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Requested Changes with respect to the registrant’s Amendment No. 5 to Registration Statement on Form S-1 filed with the SEC on October 10, 2013.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

These comments have been made in response to the Staff’s Requested Changes.

Plan of Distribution, page 14

1.
If a broker-dealer must be identified as an underwriter as noted in prior comment 9, it is not sufficient merely to disclose that the broker-dealer “may be deemed” an underwriter as you do in this section.  Please revise.

We will promptly file in a post-effective amendment to the S-1 regarding the language in the Plan of Distribution section to remove the applicability of SEC Rule 144 to underwriters or broker-dealers in the last paragraph on page 14.

Executive Compensation, page 34

2.           Please include Jeffery Kruse’s compensation for the entire year.

Mr. Kruse’s compensation for the 2013 fiscal year has been included in Amendment No. 5 to the Registration Statement.  We will promptly file in a post-effective amendment to the S-1 the compensation table for Mr. Kruse revised, corrected and complete information regarding Executive Compensation for Mr. Kruse.

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 903-1351 with any questions.  The Company respectfully requests that if the staff has any remaining comments or questions after reviewing this response to the Staff Requested Changes to Amendment No. 5 to the Registration Statement and this letter, that it discuss such comments or questions with our attorney, James Biagi, in a telephone call.  Mr. Biagi’s telephone number is (206) 587-5700.

The Company affirms pursuant to SEC Rule 424 to make the above noted changes in the Company Registration Statement Form S-1 in a promptly filed post-effective amendment.

Sincerely,

/s/ Ronald P. Erickson

Ronald P. Erickson, Chief Executive Officer
Visualant, Incorporated

cc:  James F. Biagi, Jr., Fifth Avenue Law Group, PLLC